Exhibit 99.2

ProQR Announces Third Quarter 2022 Operating and Financial Results

●	Development of Axiomer® RNA base editing technology platform continues across multiple therapeutic areas; initial pipeline targets to be disclosed in early 2023 with Analyst and Investor R&D event to be held in Q1 2023
●	Management Team appointments and planned additions to the Supervisory Board further strengthen leadership
●	Repayment of debt with cash runway into 2026

LEIDEN, Netherlands & CAMBRIDGE, Mass., November 9, 2022 -- ProQR Therapeutics N.V. (Nasdaq: PRQR) (the “Company”), a company dedicated to changing lives through the creation of transformative RNA therapies, today reported its financial and operating results for the third quarter ended September 30, 2022, and provided a business update.

Axiomer® Program and Business Operations Updates

Axiomer Program:

●	In August, ProQR announced the Company will focus exclusively on the development of its Axiomer RNA editing technology platform across multiple therapeutic areas with an initial focus on liver and CNS. The Company also announced it is seeking a strategic partner for its ophthalmology assets.
●	ProQR continues to execute on its global licensing and research partnership with Eli Lilly, focused on the discovery, development, and commercialization of potential new medicines for genetic disorders in the liver and nervous system, and may selectively enter additional partnerships designed to advance and capture the full potential value of the platform.
●	In November, the Company plans to present its proprietary RNA base-editing Axiomer technology at the Oligonucleotide and Peptide Therapeutics EUROPE conference.

Presentation title: Progress on Development of RNA Base Editing Technologies for Precision Medicines

Date: November 18, 2022 at 2:30pm CET

●	ProQR will announce its initial Axiomer pipeline targets in early 2023 and will host an analyst and investor R&D event in Q1 2023.

Business updates:

●	Management Team appointments and Supervisory Board nominations and updates:
●	In October, Jurriaan Dekkers was appointed to the Company’s Management Team as Chief Financial Officer where he leads ProQR’s finance function. He brings to the role more than 20 years of experience in finance, management and leadership roles in biopharma and healthcare companies, as well as in audit and consulting services. Prior to joining ProQR he most recently served as CFO of AstraZeneca in the Netherlands and CEO of Acerta Pharma (part of the AstraZeneca Group). Mr. Dekkers is a Supervisory Board member at ‘Stichting Kinderpostzegels’ in the Netherlands.
●	Also in October, Sheila Sponselee was appointed to the Management Team as VP, Head of People and Operations where she leads Human Resources, Recruitment, Information Technology, and Facilities. Ms. Sponselee joined ProQR in 2020 as VP of Human Resources and has more than 15 years of experience in human resources, recruitment, and operations across varied industries, including information technology and biopharma. Prior to joining ProQR, she most recently led Human Resources at MyTomorrows in the Netherlands. Ms. Sponselee studied human resource management at the University of Applied Science (BSc) and completed leadership programs at IMD Business School for Management and Leadership.
●	Begoña Carreño, PhD, will be nominated for election to the Supervisory Board at the next Annual General Meeting of Shareholders. Dr. Carreño was most recently Global Business Development & Licensing Head (BD&L) in the Ophthalmology franchise at Novartis Pharma, AG, based in Basel, Switzerland. She has more than 20 years of pharmaceutical development and strategy leadership, having led BD&L efforts at Novartis across five different therapeutic franchises, as well as a proven track record in licensing deals and M&A. Before joining Novartis, she was the Head of External Pharmaceutical projects at Almirall (Barcelona, Spain). Dr. Carreño holds a PhD in Drug Delivery from the London School of Pharmacy (UK) and a BSc in Biochemistry from Keele University (UK). In anticipation of her election to the Supervisory Board she will join all meetings as member-elect effective immediately.
●	Theresa Heggie will be nominated for election to the Supervisory Board at the next Annual General Meeting of Shareholders. In light of her anticipated re-election to the Supervisory Board, Ms. Heggie departed from the Management Team at the end of October, where she served as the Chief Operating Officer, after originally joining the Management Team in 2021 as the Chief Commercial Officer. Prior to ProQR, she served as Chief Executive Officer of Freeline Therapeutics. She had senior commercial and operating roles at Alnylam Pharmaceuticals as Senior Vice President, Head of CEMEA and Shire where she built the EMEA rare disease business. Earlier in her career, Ms. Heggie held increasingly senior positions in the commercial organizations at Janssen

Pharmaceuticals and Baxter Healthcare. She previously served on the ProQR Supervisory Board from 2019-2021. In anticipation of her re-election to the Supervisory Board, she will join all meetings as member-elect effective immediately.
●	Antoine Papiernik, Chairman and Managing Partner at Sofinnova Partners, has indicated his planned rotation off the ProQR Supervisory Board at the next Annual General Meeting of Shareholders. He has served on ProQR’s Supervisory Board since 2014.

“During the third quarter and in line with our corporate strategy update earlier this year, we focused the business exclusively on the development of our Axiomer RNA base editing technology platform,” said Daniel A. de Boer, Chief Executive Officer of ProQR Therapeutics. “Over the course of the next several months, we will be providing additional details about the progress we have made advancing Axiomer, including our presentation at TIDES Europe later this month, disclosure of our pipeline targets in early 2023, and during an R&D event in late Q1 2023. We also continue to execute on our global licensing and research partnership with Eli Lilly and may selectively enter into additional partnerships to further advance and capture the full potential value of the platform.”

De Boer continued: “To further support our focus on Axiomer, we are pleased to share several updates to our Management Team and Supervisory Board. I welcome Jurriaan and Sheila to the Management Team, and look forward to Theresa and Begoña joining the Supervisory Board. Each brings tremendous experience in relevant areas to support the Company in this next phase of our evolution. In light of his planned departure mid next year at the AGM, I also want to thank Antoine for his important contributions as a Supervisory Board member over the last 8 years. With robust science, leading IP, an experienced team, and a strong balance sheet with cash runway into 2026, we are well resourced to continue to support the advancement of our proprietary platform and pipeline.”

●	In September 2022, ProQR repaid its loan balance with Pontifax Ventures and Kreos Capital, terminating its convertible debt financing agreement.
●	In November 2022, ProQR received formal notice that the Listing Qualifications Staff of The Nasdaq Stock Market has granted the Company an additional 180-day compliance period, through May 1, 2023, to regain compliance with the $1.00 bid price requirement for continued listing on The Nasdaq Capital Market. In conjunction with the Annual General Meeting held in June, ProQR announced several leadership updates.

Financial Highlights

At September 30, 2022, ProQR held cash and cash equivalents of €100.4 million following full repayment of its convertible debt financing agreement with Pontifax Ventures and Kreos Capital in September 2022, compared to €187.5 million at December 31, 2021. Net cash used in operating activities during the three-month period ended September 30, 2022 was €15.4 million, compared to €8.1 million for the same period last year.

Research and development costs were €15.4 million for the quarter ended September 30, 2022, compared to €11.1 million for the same period last year. General and administrative costs were €5.4 million for the quarter ended September 30, 2022 compared to €4.6 million for the same period last year.

Net loss for the three-month period ended September 30, 2022 was €24.4 million or €0.34 per share, compared to a €15.1 million loss or €0.22 per share for the same period last year.

For further financial information for the period ended September 30, 2022, please refer to the financial statements appearing at the end of this release.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer®, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for genetic diseases. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding the potential of our technologies and platforms (including Axiomer®), our other programs and business operations, our current and planned partnerships and collaborators and the intended benefits thereof, the planned changes to our Supervisory Board, our updated strategic plans and the intended benefits thereof, our continued listing on The Nasdaq Capital Market, and our financial position and cash runway. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted by shortage and pressure on supply and logistics on the global market; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption or delays from suppliers and/or contract manufacturers; the ability to secure, maintain and realize the intended benefits of collaborations with partners; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; the possibility that we will not be able to regain compliance with or effectuate a reversed stock split to regain compliance with Nasdaq’s Minimum Bid Price Requirement, or maintain compliance with any of the other Nasdaq continued listing requirements. general business, operational, financial and accounting risks; and risks related to litigation and disputes with third parties. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

Cautionary Note on Future Updates

The statements contained in this press release reflect our current views with respect to future events. Accordingly, we do not undertake and specifically disclaim any obligation to update any forward-looking statements.

ProQR Therapeutics N.V.

Investor Contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or

Hans Vitzthum
LifeSci Advisors
T: +1 617 430 7578
hans@lifesciadvisors.com

Media Contact:
Robert Stanislaro

FTI Consulting

T: +1 212 850 5657
robert.stanislaro@fticonsulting.com

Financial Tables

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	September 30,	December 31,
	2022	2021
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	100,431	187,524
Prepayments and other receivables	3,104	3,404
Other taxes	570	555

Total current assets	104,105	191,483

Property, plant and equipment	17,007	17,467
Investments in associates	—	8
Investments in financial assets	621	621

Total assets	121,733	209,579

Equity and liabilities
Equity
Equity attributable to owners of the Company	64,921	113,833
Non-controlling interests	(381)	(604)
Total equity	64,540	113,229

Current liabilities
Borrowings	1,888	4,771
Lease liabilities	1,370	1,534
Derivative financial instruments	144	3,995
Trade payables	425	191
Current income tax liability	—	—
Social securities and other taxes	824	1,230
Deferred income	8,624	5,115
Other current liabilities	13,697	10,760

Total current liabilities	26,972	27,596

Borrowings	4,770	39,319
Lease liabilities	14,190	14,748
Deferred income	11,261	14,687

Total liabilities	57,193	96,350

Total equity and liabilities	121,733	209,579

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period		Nine month period
	ended September 30,		ended September 30,
	2022	2021	2022	2021
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Revenue	956	872	3,215	1,115

Other income	74	286	274	838

Research and development costs	(15,352)	(11,124)	(40,168)	(29,764)
General and administrative costs	(5,359)	(4,591)	(15,679)	(12,052)
Total operating costs	(20,711)	(15,715)	(55,847)	(41,816)

Operating result	(19,681)	(14,557)	(52,358)	(39,863)
Finance income and expense	(620)	266	(1,998)	(2,491)
Results related to associates	—	(132)	(8)	(132)
Gain on disposal of associate	—	—	—	514
Results related to derecognition of financial liabilities	(4,016)	—	(2,872)	—
Results related to financial liabilities measured at fair value through profit or loss	5	(611)	3,831	(1,373)

Result before corporate income taxes	(24,312)	(15,034)	(53,405)	(43,345)
Income taxes	(69)	(35)	(96)	(95)

Result for the period	(24,381)	(15,069)	(53,501)	(43,440)
Other comprehensive income (foreign exchange differences on foreign operation)	612	206	1,523	461

Total comprehensive income	(23,769)	(14,863)	(51,978)	(42,979)

Result attributable to
Owners of the Company	(24,395)	(15,047)	(53,724)	(43,400)
Non-controlling interests	14	(22)	223	(40)
	(24,381)	(15,069)	(53,501)	(43,440)
Total comprehensive income attributable to
Owners of the Company	(23,783)	(14,841)	(52,201)	(42,939)
Non-controlling interests	14	(22)	223	(40)
	(23,769)	(14,863)	(51,978)	(42,979)

Share information
Weighted average number of shares outstanding[1]	71,382,837	68,263,034	71,367,459	61,804,367

Earnings per share attributable to owners of the Company (Euro per share)
Basic loss per share[1]	(0.34)	(0.22)	(0.75)	(0.70)
Diluted loss per share[1]	(0.34)	(0.22)	(0.75)	(0.70)

1.	For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity settled Employee Benefit Reserve	Option premium on convertible loan	Translation Reserve	Accumulated Deficit	Total	Non- controlling interests	Total Equity
		€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Balance at January 1, 2021	54,131,553	2,165	288,757	23,825	280	(189)	(257,747)	57,091	(545)	56,546
Result for the period	—	—	—	—	—	—	(43,400)	(43,400)	(40)	(43,440)
Other comprehensive income	—	—	—	—	—	461	—	461	—	461
Recognition of share-based payments	112,657	5	382	4,435	—	—	—	4,822	—	4,822
Issuance of ordinary shares	20,498,451	820	107,657	—	—	—	—	108,477	—	108,477
Treasury shares transferred	(217,933)	—	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(391)	—	—	391	—	—	—
Share options exercised	338,653	5	1,150	(821)	—	—	821	1,155	—	1,155

Balance at September 30, 2021	74,863,381	2,995	397,946	27,048	280	272	(299,935)	128,606	(585)	128,021

Balance at January 1, 2022	74,865,381	2,995	398,309	28,443	1,426	430	(317,770)	113,833	(604)	113,229
Result for the period	—	—	—	—	—	—	(53,724)	(53,724)	223	(53,501)
Other comprehensive income	—	—	—	—	—	1,523	—	1,523	—	1,523
Recognition of share-based payments	—	—	—	3,256	—	—	—	3,256	—	3,256
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—
Treasury shares transferred	(143,094)	—	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(647)	—	—	647	—	—	—
Share options exercised / RSUs vested	143,094	—	33	(362)	—	—	362	33	—	33

Balance at September 30, 2022	74,865,381	2,995	398,342	30,690	1,426	1,953	(370,485)	64,921	(381)	64,540

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period		Nine month period
	ended September 30,		ended September 30,

	2022	2021	2022	2021
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Cash flows from operating activities
Net result	(24,381)	(15,069)	(53,501)	(43,440)
Adjustments for:
— Depreciation	612	544	1,773	1,777
— Share-based compensation	1,335	1,716	3,256	4,435
— Financial income and expenses	620	(266)	1,998	2,491
— Results related to associates	—	132	8	132
— Gain on disposal of associate	—	—	—	(514)
— Results related to financial liabilities measured at fair value through profit or loss	(5)	611	(3,831)	1,373
— Results related to derecognition of financial liabilities	4,016	—	2,872	—
— Income tax expenses	69	35	96	95

Changes in working capital	3,465	4,836	231	5,658
Cash used in operations	(14,269)	(7,461)	(47,098)	(27,993)

Corporate income tax paid	(69)	(35)	(96)	(95)
Interest received	67	—	67	5
Interest paid	(1,093)	(561)	(3,548)	(1,714)

Net cash used in operating activities	(15,364)	(8,057)	(50,675)	(29,797)

Cash flow from investing activities
Purchases of property, plant and equipment	(246)	(175)	(721)	(259)

Net cash used in investing activities	(246)	(175)	(721)	(259)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	—	23,223	—	108,477
Proceeds from exercise of share options	—	402	33	1,155
Proceeds from borrowings	—	284	—	853
Repayment of convertible loans	(43,373)	—	(43,373)	—
Repayment of lease liability	(381)	(347)	(1,314)	(597)

Net cash (used in)/generated by financing activities	(43,754)	23,562	(44,654)	109,888

Net increase (decrease) in cash and cash equivalents	(59,364)	15,330	(96,050)	79,832

Currency effect cash and cash equivalents	3,393	1,369	8,957	471
Cash and cash equivalents, at beginning of the period	156,402	139,442	187,524	75,838

Cash and cash equivalents at the end of the period	100,431	156,141	100,431	156,141